UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from                      to

Commission file number: 0-17988

NEOGEN 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Audited Financial Statements

and

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Years Ended December 31, 2021 and 2020

with Reports of Independent Registered Public Accounting Firms

Reports of Independent Registered Public Accounting Firms

Audit Committee of Neogen Corporation,

the Plan Administrator, and Plan Participants

of Neogen 401(k) Retirement Savings Plan

Lansing, Michigan

Opinion on the 2021 Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (the “financial statements”).

In our opinion, these financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2021 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Neogen 401(k) Retirement Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit of the 2021 financial statements in accordance with the standards of the PCAOB.

Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the 2021 financial statements provide a reasonable basis for our opinion.

Predecessor Auditor

The financial statements of Neogen 401(k) Retirement Savings Plan as of December 31, 2020, were audited by other auditors whose report thereon dated June 23, 2021, expressed an unqualified opinion on those statements.

2021 Supplemental Information

The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions for the year ended December 31, 2021, have been subjected to audit procedures performed in conjunction with our audit of the 2021 Neogen 401(k) Retirement Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2021 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2021 financial statements as a whole.

/s/ Rehmann Robson LLC

We have served as Neogen 401(k) Retirement Savings Plan’s independent auditor since 2022.

Saginaw, Michigan

June 27, 2022

Reports of Independent Registered Public Accounting Firms (Continued)

To the Audit Committee of Neogen Corporation and

the Plan Administrator and Plan Participants

of Neogen 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (Plan) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Andrews Hooper Pavlik PLC

We have served as the Plan’s auditor since 2002.

Okemos, Michigan

June 23, 2021

Neogen 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2021 and 2020

	December 31,
	2021	2020
Assets
Investments, at fair value:
Mutual funds	$69,496,258	$58,868,961
Common stock of plan sponsor	16,071,122	15,384,706
Collective investment trusts	4,451,235	4,464,694

Total Investments	90,018,615	78,718,361
Receivables:
Employee contributions	130,210	—
Employer contributions	65,176	—
Notes receivable from participants	521,220	536,370

Total Receivables	716,606	536,370

Total Assets	90,735,221	79,254,731
Liabilities
Excess contributions payable	—	157,513
Excess employer contributions	17,636	11,915
Total Liabilities	17,636	169,428

Net assets available for benefits	$90,717,585	$79,085,303

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2021

Additions
Investment income:
Net appreciation in fair value of investments	$8,703,544
Interest and dividends	2,959,309

Total investment income	11,662,853
Interest income on notes receivable from participants	26,234
Employee contributions	3,906,518
Employer contributions	1,749,059
Others (including rollovers)	271,333

Total contributions	5,926,910

Total additions	17,615,997
Deductions
Benefits paid to participants	5,891,254
Administrative expenses	92,461

Total deductions	5,983,715

Net change in net assets available for benefits	11,632,282
Net assets available for benefits at beginning of year	79,085,303

Net assets available for benefits at end of year	$90,717,585

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Neogen 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (the “Plan Sponsor” or “Company”) who meet the age and service requirements. The management of the Company control and manage the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the plan. Marsh McLennan Agency, LLC serves as the Plan’s investment advisor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. Participants may choose to contribute to a Traditional 401(k), Roth 401(k) or both, within the Plan. Participants are eligible for Company matching contributions after attaining six months of service. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Forfeitures

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited balances were $17,636 and $11,915 as of December 31, 2021 and 2020, respectively. The forfeited balance as of December 31, 2021 relates to excess employer contributions.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a selection of collective investment trust options.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on new loans is prime plus one percent and shall remain fixed throughout the duration of the loan unless a change is required by applicable law for any participant(s) taking a military leave of absence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, normal, early or disability retirement, or other termination of employment, a participant may elect to receive either: (a) lump-sum amount equal to the value of the participant’s balance in his or her account; or (b) partial withdrawals for those that meet certain plan provisions.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s mutual fund and common stock investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interests in the collective investment trusts are based on the fair value of each fund’s underlying investments as reported by the fund’s portfolio manager using the audited financial statements of the fund at year-end.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2021 and 2020, the application of valuation techniques applied to similar assets and liabilities have been consistent.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Employer participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions from participants are recorded when withheld from compensation. Contributions from the Company are recorded in the period in which they become obligations of the company.

Expenses

Plan administrative expenses may be paid by either the Plan or the Company, as provided in the Plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions from the Plan upon distribution.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of IRC limits. Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their account.

4. Fair Value Measurements

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and to transact at that price and, therefore are deemed to be actively traded.

Common stock of Plan Sponsor: Valued at the year-end closing price reported on the active market on which the security is traded.

Collective Investment Trusts: Valued at net asset value as a practical expedient to estimate fair value at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$69,496,258	$—	$—	$69,496,258
Common stock of Plan Sponsor	16,071,122	—	—	16,071,122

Total assets in the fair value hierarchy	85,567,380	—	—	85,567,380
Investments measured at net asset value	—	—	—	4,451,235

Total investments, at fair value	$85,567,380	$—	$—	$90,018,615

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$58,868,961	$—	$—	$58,868,961
Common stock of Plan Sponsor	15,384,706	—	—	15,384,706

Total assets in the fair value hierarchy	74,253,667	—	—	74,253,667
Investments measured at net asset value	—	—	—	4,464,694

Total investments, at fair value	$74,253,667	$—	$—	$78,718,361

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2021 and 2020. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$4,451,235	n/a	Daily	12 months

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Collective trust funds	$4,464,694	n/a	Daily	12 months

5. Parties-In-Interest

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee of the Plan and, therefore, transactions with Fidelity Management Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for the custodial and record keeping services amounted to $92,461 and $105,809 for 2021 and 2020, respectively. Fees paid by the plan for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Plan invests in the common stock of Neogen Corporation, the Plan’s Sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2021, was $16,071,122 ($15,384,706 as of December 31, 2020). As of December 31, 2021, the investment in Neogen Corporation’s common stock represents 353,912 shares at a market price of $45.41 per share. As of December 31, 2020, the investment in Neogen Corporation’s common stock represents 387,988 shares at a market price of $39.65 per share. Share and per share amounts presented reflect a June 7, 2021, 2-for-1 stock split announced by the Sponsor.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

6. Risks and Uncertainties

The Plan invests in common stock of the Plan Sponsor, mutual funds, and a common collective trust with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of interest rate, market, and credit risks inherent with certain of the Plans investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7. Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company and the plan administrator believe that the Plan is designed, and currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and continues to be tax-exempt. Therefore, no provision for income taxes has been included in these financial statements.

Generally, tax years 2018 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements (Continued)

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$90,717,585	$79,085,303
Excess contributions payable	—	157,513
Deemed distributions reported on 5500	(20,146)	(16,972)

Net assets available for benefits per the Form 5500	$90,697,439	$79,225,844

Deemed distributions are defaulted and unpaid participant loans of active participants that are reflected as distributions on the Form 5500 and as notes receivable from participants on the financial statements. Upon a distributable event, the deemed distributions will be reflected as distributions on the financial statements.

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2021:

December 31, 2021
Increase in net assets available for benefits per the financial statements	$11,632,282
Excess contributions payable at December 31, 2020	(157,513)

Net income per Form 5500	$11,474,769

8. Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition or disclosure. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements through the filing date of this Form 11-K.

9. Delinquent Participant Contributions

During the 2021 Plan year, salary deferral contributions and loan repayments in the amount of $425,825 were not deposited into the Plan within the time frame prescribed by the Department of Labor; the $425,825 was remitted to the Plan within the 2021 Plan year. In addition, the Company will reimburse the Plan in 2022 for lost earnings.

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2021

		Total that Constitute Non-exempt Prohibited Transactions
		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan
Check here if Late Participant Loan Repayments are included:	X
2021 participant contributions transferred late to the plan		$425,825	$0	$0	N/A

Employer Identification Number 38-2367843
Three Digit Plan Number: 001

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2021

		Description of investment including maturity date,
(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) rate of interest, collateral, par, or maturity value		(d	)	Cost	(e) Current Value
*	Fidelity U.S. Bond Index Fund	Mutual Fund	(32,784 units held)			N/A	$392,749
*	Fidelity 500 Index Fund	Mutual Fund	(71,814 units held)			N/A	$11,872,220
*	Fidelity Mid Cap Index Fund	Mutual Fund	(63,574 units held)			N/A	$2,033,725
*	Fidelity Small Cap Index Fund	Mutual Fund	(32,417 units held)			N/A	$893,411
*	Fidelity International Index Fund	Mutual Fund	(21,073 units held)			N/A	$1,038,668
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	(48,286 units held)			N/A	$1,431,183
*	Fidelity Large Cap Value Index Fund	Mutual Fund	(16,656 units held)			N/A	$272,166
*	Fidelity Government Money Market Fund	Mutual Fund	(17,018 units held)			N/A	$17,018
	Putnam Stable Value Fund	Collective Investment Trust	(4,451,235 units held)			N/A	$4,451,235
	Blackrock Mid Cap Growth Equity Portfolio	Mutual Fund	(52,435 units held)			N/A	$2,522,662
	Vanguard Institutional Target Retirement 2065 Fund	Mutual Fund	(8,922 units held)			N/A	$282,111
	T. Rowe Price Blue Chip Growth Fund I Class	Mutual Fund	(39,138 units held)			N/A	$6,975,614
	JPMorgan Mid Cap Value Fund Class R6	Mutual Fund	(32,692 units held)			N/A	$1,359,323
	Baird Core Plus Bond Fund Class Institutional	Mutual Fund	(190,358 units held)			N/A	$2,221,475
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	(21,121 units held)			N/A	$1,947,743
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	(27,764 units held)			N/A	$3,305,540
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	(13,254 units held)			N/A	$376,939
	Pioneer Strategic Income Fund Class K	Mutual Fund	(31,692 units held)			N/A	$341,645
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	(66,658 units held)			N/A	$4,314,788
	American Funds American Balanced Fund Class R-6	Mutual Fund	(65,151 units held)			N/A	$2,181,244
	Vanguard Institutional Target Retirement Income Fund	Mutual Fund	(7,646 units held)			N/A	$189,006
	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	(15,852 units held)			N/A	$390,918
	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	(186,001 units held)			N/A	$5,460,975
	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	(5,579 units held)			N/A	$171,064
	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	(259,982 units held)			N/A	$8,264,838
	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	(1,418 units held)			N/A	$46,770
	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	(218,984 units held)			N/A	$7,460,777
	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	(1,064 units held)			N/A	$36,446
	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	(86,851 units held)			N/A	$2,983,331
	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	(2,442 units held)			N/A	$84,214
	Allspring Special Small Cap Value Fund - Class R6	Mutual Fund	(9,281 units held)			N/A	$405,931
	Vanguard Small-Cap Growth Index Fund Admiral Shares	Mutual Fund	(2,240 units held)			N/A	$221,764
	Common Stock—
*	Neogen Corporation	Common Stock	(353,912 units held)			N/A	$16,071,122

	Investments at fair value						$90,018,615
*	Notes receivable from participants	Interest rates of 4.25% to 6.50%, maturing through 2027					$521,220

	TOTAL						$90,539,835

*	Party-in-interest

N/A    Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.

Employer Identification Number 38-2367843

Three Digit Plan Number: 001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 27, 2022	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Public Accounting Firm